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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                           ---------------------------
                                 VIRYANET, LTD.
                                (Name of Issuer)

 ORDINARY SHARES, PAR VALUE NIS 0.10 PER SHARE              M 9754010
        (Title of class of securities)                    (CUSIP number)

                                 PETER J. MUNIZ
                       GE CAPITAL EQUITY INVESTMENTS, INC.
                               120 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 AUGUST 15, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
(However, see the Notes.)
                         (Continued on following pages)
                                    (Page 1)

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

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      M 9754010                                           13D                                  Page 2
------------------------------------------------------------------------------------------------------------------------------------
---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 GE CAPITAL EQUITY INVESTMENTS, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE                       06-1268495
                       PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [ ]
                                                                                                                        (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    OO

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                   0
             SHARES
                                  -------- -----------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                 193,960
            OWNED BY
                                  -------- -----------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                              0
           REPORTING
                                  -------- -----------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                            193,960

---------------------- -------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                 193,960 (DOES NOT INCLUDE 8,766
                                                                                                SHARES BENEFICIALLY OWNED
                                                                                                BY GE CAPITAL EQUITY HOLDINGS, INC.)
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              5.9%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------


                                       2

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      M 9754010                                           13D                                  Page 3
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 GE CAPITAL EQUITY HOLDINGS, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE                       06-1448607
                       PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [ ]
                                                                                                                        (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    0
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  8,766
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             8,766

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  8,766 (DOES NOT INCLUDE 193,960
                                                                                                 SHARES BENEFICIALLY OWNED BY GE
                                                                                                 CAPITAL EQUITY INVESTMENTS, INC.)
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.3%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------


                                       3

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      M 9754010                                           13D                                  Page 4
------------------------------------------------------------------------------------------------------------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL CORPORATION
                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                       13-1500700
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [ ]
                                                                                                                           (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                 [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    0
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  202,726 (INCLUDES ALL SHARES
            OWNED BY                                                                             BENEFICIALLY OWNED BY EACH  OF GE
                                                                                                 CAPITAL EQUITY INVESTMENTS, INC.
                                                                                                 AND GE CAPITAL   EQUITY HOLDINGS,
                                                                                                 INC.)
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             202,726 (INCLUDES ALL SHARES
                                                                                                 BENEFICIALLY OWNED BY EACH   OF GE
                                                                                                 CAPITAL EQUITY INVESTMENTS, INC.
                                                                                                 AND GE CAPITAL  EQUITY HOLDINGS, IN
---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  202,726 (INCLUDES ALL SHARES
                                                                                                 BENEFICIALLY OWNED BY EACH  OF
                                                                                                 GE CAPITAL EQUITY INVESTMENTS, INC.
                                                                                                 AND GE CAPITAL    EQUITY HOLDINGS,
                                                                                                 INC.)
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                            6.1%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------


                                       4

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      M 9754010                                           13D                                  Page 5
------------------------------------------------------------------------------------------------------------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL SERVICES, INC.
                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                       06-1109503
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (A) [ ]
                                                                                                                         (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    DISCLAIMED (SEE 11 BELOW)
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  DISCLAIMED (SEE 11 BELOW)
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               DISCLAIMED (SEE 11 BELOW)
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             DISCLAIMED (SEE 11 BELOW)

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                                                 DISCLAIMED BY GENERAL  ELECTRIC
                                                                                                 CAPITAL SERVICES, INC.
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        NOT APPLICABLE
                                                                                                                  (SEE 11 ABOVE)

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------


                                       5

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      M 9754010                                           13D                                  Page 6
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC COMPANY
                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                   14-0689340
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [ ]
                                                                                                                           (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    5,000
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  DISCLAIMED (SEE 11 BELOW)
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               5,000
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             DISCLAIMED (SEE 11 BELOW)

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  5,000 (BENEFICIAL OWNERSHIP OF
                                                                                                 193,960 SHARES OWNED BY GE CAPITAL
                                                                                                 EQUITY INVESTMENTS, INC. AND 8,766
                                                                                                 SHARES OWNED  BY GE CAPITAL EQUITY
                                                                                                 HOLDINGS, INC. IS DISCLAIMED BY
                                                                                                 GENERAL ELECTRIC COMPANY)
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        0.2%
                                                                                                                (SEE 11 ABOVE)
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------


           This Amendment No. 4 ("Amendment No. 4") amends and supplements the Schedule on Schedule 13D, filed on March 8, 2002, as amended and supplemented by Amendment No. 1, filed on August 6, 2002, Amendment No. 2, filed on August 5, 2003 and Amendment No. 3, filed on August 7, 2003 (together with Amendment No. 1, Amendment No. 2 and the original filing, the "Statement") and is filed by GE Capital Equity Investments, Inc. ("GECEI"), for and on behalf of itself, GE Capital Equity Holdings, Inc. ("GECEH"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc., ("GECS") and General Electric Company, ("GE" and, collectively with GECEI, GECEH, GE Capital and GECS, the "Reporting Persons"). Unless otherwise set forth herein, the information set forth in the Statement remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filings of the Statement.

ITEM 1.    SECURITY AND ISSUER.

           The information set forth in Item 1 of the Statement remains unchanged.

ITEM 2.    IDENTITY AND BACKGROUND.

           (a), (b), (c) and (f) The information with respect to the identity, background, employment and citizenship of each executive officer and director of the Reporting Persons remains unchanged.

           (d) and (e) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any person identified in Schedules I through V has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The information set forth in Item 3 of the Statement remains unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

           On August 8, 11 and 15, 2003, GECEI sold 2,700 Ordinary Shares, 3,300 Ordinary Shares and 2,500 Ordinary Shares, respectively, in market transactions pursuant to Rule 144 under the Securities Act of 1933, as amended, in each case at a price of $2.50 per share, for aggregate gross proceeds of $21,250.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. As of August 19, 2003, GECEI beneficially owned 193,960 Ordinary

Shares (including immediately exercisable warrants to purchase an aggregate of 67,223 Ordinary Shares), representing approximately 5.9% of the outstanding Ordinary Shares, GECEH beneficially owned 8,766 shares (in the form of an immediately exercisable warrant to purchase such shares), representing approximately 0.3% of the outstanding Ordinary Shares, and GE beneficially owned 5,000 Ordinary Shares (in the form of an immediately exercisable warrant to purchase such shares), representing approximately 0.2% of the outstanding Ordinary Shares. The number of outstanding Ordinary Shares, 3,246,648, is derived from such disclosure by the Company in its Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 on Form 6-K, filed with the Securities and Commission on August 12, 2003.


           Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any Ordinary Shares.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

           Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which they may be deemed to beneficially own.

           (c) Except as disclosed in Item 3 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Ordinary Shares since the filing of Amendment No. 3 to the Statement.

           (d) Not applicable.

           (e) Not applicable.

           Neither the filing of the Statement, this Amendment No. 4, or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that GECS or GE is the "beneficial owner" of any Ordinary Shares beneficially owned by GECEI, GECEH or GE Capital, or that GECEI, GECEH, GE Capital or GECS is the "beneficial owner" of any Ordinary Shares beneficially owned by GE.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The information set forth in Item 6 of the Statement remains unchanged.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Not Applicable.

                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 19, 2003

                          GE CAPITAL EQUITY INVESTMENTS, INC.


                          By: /s/ Peter J. Muniz
                              --------------------------------------------------
                              Name:   Peter J. Muniz
                              Title:  Senior Vice President


                          GE CAPITAL EQUITY HOLDINGS, INC.


                          By: /s/ Peter J. Muniz
                              --------------------------------------------------
                              Name:   Peter J. Muniz
                              Title:  Senior Vice President


                          GENERAL ELECTRIC CAPITAL CORPORATION


                          By: /s/ Peter J. Muniz
                              --------------------------------------------------
                              Name:   Peter J. Muniz
                              Title:  Department Operations Manager

                          GENERAL ELECTRIC CAPITAL SERVICES, INC.


                          By:  /s/ Peter J. Muniz
                               -------------------------------------------------
                               Name:   Peter J. Muniz
                               Title:  Attorney-in-Fact

                          GENERAL ELECTRIC COMPANY


                          By:  /s/ Peter J. Muniz
                               -------------------------------------------------
                               Name:   Peter J. Muniz
                               Title:  Attorney-in-Fact